SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of: November 2022
Commission File Number: 001-38705

ALITHYA GROUP INC.
(Translation of Registrant’s name into English)

1100, Robert-Bourassa Boulevard, Suite 400
Montréal, Québec, Canada H3B 3A5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F    ☐                Form 40-F    ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

This Form 6-K shall be deemed incorporated by reference in the Registrant’s Registration Statements on Form S-8, Reg. Nos. 333-228487 and 333-265666.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALITHYA GROUP INC.

/s/ Nathalie Forcier
Name: Nathalie Forcier
Title: Chief Legal Officer and Corporate Secretary
Date: November 10, 2022

EXHIBIT INDEX

99.1	Interim Condensed Consolidated Financial Statements of Alithya Group inc. for the three months ended September 30, 2022
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three months ended September 30, 2022
99.3	Chief Executive Officer Certification of Interim Filings
99.4	Chief Financial Officer Certification of Interim Filings